UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         LASER-PACIFIC MEDIA CORPORATION
                ------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                ------------------------------------------------
                         (Title of Class of Securities)

                                     517923
                ------------------------------------------------
                                 (CUSIP Number)

                                 AUGUST 1, 2003
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)

[ X ]    Rule 13d-1(c)

[   ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

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CUSIP No. 517923                                              Page 2 of 8 pages
          ------

1    NAMES OF REPORTING PERSONS..............The Pabrai Investment Fund 2, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION.........................     Illinois

                 5    SOLE VOTING POWER
                      200,093 (See Items 4 and 8)
 NUMBER OF
  SHARES         6    SHARED VOTING POWER
BENEFICIALLY          200,093 (See Items 4 and 8)
 OWNED BY
   EACH          7    SOLE DISPOSITIVE POWER
REPORTING             200,093 (See Items 4 and 8)
 PERSON
  WITH           8    SHARED DISPOSITIVE POWER
                      200,093 (See Items 4 and 8)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON..........................200,093 (See Items 4 and 8)

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                        See Item 4
      EXCLUDES CERTAIN SHARES                                               [X]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)..............       2.8%

12   TYPE OF REPORTING PERSON.......................................        PN

CUSIP No. 517923                                              Page 3 of 8 pages
          ------

1    NAMES OF REPORTING PERSONS.................. Pabrai Investment Fund 3, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION................ British Virgin Islands

                 5    SOLE VOTING POWER
                      0
 NUMBER OF
  SHARES         6    SHARED VOTING POWER
BENEFICIALLY          200,093 (See Items 4 and 8)
 OWNED BY
   EACH          7    SOLE DISPOSITIVE POWER
REPORTING             0
 PERSON
  WITH           8    SHARED DISPOSITIVE POWER
                      200,093 (See Items 4 and 8)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON..........................200,093 (See Items 4 and 8)

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                        See Item 4
      EXCLUDES CERTAIN SHARES                                               [X]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)..............       2.8%

12   TYPE OF REPORTING PERSON.......................................        CO

CUSIP No. 517923                                              Page 4 of 8 pages
          ------

1    NAMES OF REPORTING PERSONS................................. Mohnish Pabrai*
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION......................... United States

                 5    SOLE VOTING POWER
                      0
 NUMBER OF
  SHARES         6    SHARED VOTING POWER
BENEFICIALLY          200,093 (See Items 4 and 8)
 OWNED BY
   EACH          7    SOLE DISPOSITIVE POWER
REPORTING             0
 PERSON
  WITH           8    SHARED DISPOSITIVE POWER
                      200,093 (See Items 4 and 8)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON..........................200,093 (See Items 4 and 8)

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)                        See Item 4
      EXCLUDES CERTAIN SHARES                                               [X]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)..............       2.8%

12   TYPE OF REPORTING PERSON.......................................        IN*


     * Mohnish Pabrai previously owned on a beneficial basis shares which were held of record by IRA FBO Mohnish Pabrai (an IRA account for his benefit over which he has sole voting and dispositive power) and shares which were held of record by Momachi Pabrai UGMA Account (an Uniform Gift to Minors Act account for Mohnish Pabrai's minor child's benefit over which Mohnish Pabrai has sole voting and dispositive power until his child reaches majority age).

CUSIP No. 517923                                              Page 5 of 8 pages
          ------


                                EXPLANATORY NOTE

ITEM 1.

(a)     Name of Issuer:                Laser-Pacific Media Corporation

(b)     Address of Issuer's Principal Executive Offices:

                                       809 N. Cahuenga Blvd.
                                       Hollywood, California 90038

ITEM 2.

(a) Name of Person Filing:

This Schedule 13G is filed on behalf of The Pabrai Investment Fund 2, L.P., an Illinois limited partnership, Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation, and Mohnish Pabrai (collectively, the "Reporting Persons"), pursuant to a Joint Reporting Agreement dated August 8, 2003, which is being filed as Exhibit A to this Schedule 13G. The General Partner of The Pabrai Investment Fund 2, L.P. is Dalal Street, Inc., an Illinois corporation, whose sole shareholder and Chief Executive Officer is Mohnish Pabrai. Dalal Street, Inc. is also the sole Investment Manager of Pabrai Investment Fund 3, Ltd. Mohnish Pabrai is also a shareholder and the President of Pabrai Investment Fund 3, Ltd. Formerly, Mohnish Pabrai beneficially owned shares which were held of record by IRA FBO Mohnish Pabrai (an IRA account for his benefit over which he has sole voting and dispositive power). Mohnish Pabrai also beneficially owned shares which were held of record by Momachi Pabrai UGMA Account (an Uniform Gift to Minors Act account for which Mohnish Pabrai has sole voting and dispositive power until his child reaches majority age).

(b) Address of Principal Business Office or, if none, Residence: The address for each of the Reporting Persons is:

                                       17 Spectrum Point Drive, Suite 503
                                       Lake Forest, California 92630

(c) Citizenship:

The Pabrai Investment Fund 2, L.P. is an Illinois limited partnership. Pabrai Investment Fund 3, Ltd. is a British Virgin Islands corporation. Mohnish Pabrai is a United States citizen.

(d) Title of Class of Securities:      Common Stock, par value $.0001 per share.

(e)     CUSIP Number:                  517923

CUSIP No. 517923                                              Page 6 of 8 pages
          ------

ITEM 3.

               Not applicable.

ITEM 4.        OWNERSHIP

(a) and (b).

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act") or for other purposes, the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal Street, Inc. in its capacity as the General Partner and Investment Manager of The Pabrai Investment Fund 2, L.P. and Pabrai Investment Fund 3, Ltd., respectively, (ii) Mohnish Pabrai, in his capacity as sole shareholder and Chief Executive Officer of Dalal Street, Inc. and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares of Common Stock held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares of Common Stock except as follows.


REPORTING PERSON                          COMMON STOCK        % OF CLASS (++)
----------------                    BENEFICIALLY OWNED        ---------------
                                    ------------------

The Pabrai Investment Fund 2, L.P.         200,093                 2.8%
Pabrai Investment Fund 3, Ltd.                   0                   0%
Mohnish Pabrai                                   0                   0%


++ All percentages in this table are based on the 7,101,295 shares of Common Stock of Laser-Pacific Media Corporation issued and outstanding as of April 28, 2003, as reported in the Definitive Proxy Statement on Schedule 14A filed by Laser-Pacific Media Corporation with the Securities and Exchange Commission on April 29, 2003.

(c) Dalal Street, Inc. and Mohnish Pabrai, in his capacity as Chief Executive Officer of Dalal Street, Inc., have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of the Pabrai Investment Fund 2, L.P. and Pabrai Investment Fund 3, Ltd. in the table above. Dalal Street, Inc. and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any. Mohnish Pabrai has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock set forth opposite his name in the table above.

CUSIP No. 517923                                              Page 7 of 8 pages
          ------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          The Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 517923                                              Page 8 of 8 pages
          ------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 8, 2003

THE PABRAI INVESTMENT FUND 2, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       ----------------------------------------
                         Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

         By:  /s/ Mohnish Pabrai
              ---------------------------
                Mohnish Pabrai, President


/s/ Mohnish Pabrai
------------------
Mohnish Pabrai

                                  EXHIBIT INDEX


EXHIBIT                             DESCRIPTION
--------------------------------------------------------------------------------
EXHIBIT A                    JOINT REPORTING AGREEMENT

                                    EXHIBIT A

                            JOINT REPORTING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with respect to the beneficial ownership of the undersigned of shares of Common Stock of Laser-Pacific Media Corporation is being filed on behalf of each of the parties named below.

Dated:  August 8, 2003

THE PABRAI INVESTMENT FUND 2, L.P.

         By:  Dalal Street, Inc., Its General Partner

                  By:  /s/ Mohnish Pabrai
                       -----------------------------------------
                         Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.

         By:  /s/ Mohnish Pabrai
              --------------------------
                Mohnish Pabrai, President



/s/ Mohnish Pabrai
------------------
Mohnish Pabrai